                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             DOUBLETREE CORPORATION
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                           (par value $.01 per share)
                         (Title of class of securities)


                                   258624105
                                   ---------
                                 (CUSIP NUMBER)


                                -------------
                             David L. Stivers, Esq.
                             Doubletree Corporation
                             410 North 44th Street
                                   Suite 700
                            Phoenix, Arizona  85008
                                 (602) 220-6666
                                 --------------
          (Name, address and telephone number of person authorized to receive notices and communications)


                                  May 24, 1996
                                  ------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [  ].

              Check the following box if a fee is being paid with
                              this statement [  ].
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CUSIP No. 258624105             SCHEDULE 13D   Page     2    of     8   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
               ROBERT M. SOLMSON
               SSN ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]

                                                                    (b)   [ X ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
               U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                         442,073
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                          ----
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        442,073
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    ----
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               442,073
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               1.96%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN (INDIVIDUAL)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                      2

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Item 1.  Security and Issuer.

         This statement relates to the Common Stock of Doubletree Corporation ("Doubletree"), a Delaware corporation, having its principal executive offices at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 2.  Identity and Background.

         (a) The Reporting Person and other members of the group to which this statement relates (the "Reporting Group") are members of the family of Robert
M. Solmson.  The name of each member of the Reporting Group is set forth below:

             Robert M. Solmson
             Jacilyn S. Solmson
             Kimberly A. Solmson
             Robert T. Solmson

         (b) The residence or business address of each member of the Reporting Group is set forth below:

                 Name                                Address
                 ----                                -------
         Robert M. Solmson                   889 Ridge Lake Boulevard
                                             Suite 100
                                             Memphis, TN 38120

         Jacilyn S. Solmson                  5860 Fairwood Lane
                                             Memphis, TN  38119

         Kimberly A. Solmson                 5860 Fairwood Lane
                                             Memphis, TN  38119

         Robert T. Solmson                   5860 Fairwood Lane
                                             Memphis, TN  38119

         (c) The principal occupation and business address of each member of the group is set forth below:

                 Name             Principal Occupation                       Business Address
                 ----             --------------------                       ----------------
         Robert M. Solmson        Chief Executive Officer                    889 Ridge Lake Blvd.
                                  and Chairman of the                        Suite 100
                                  Board of RFS Hotel                         Memphis, TN 38120
                                  Investors, Inc.

         Jacilyn S. Solmson       Not applicable                             Not applicable





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

         Kimberly A. Solmson      Not applicable                             Not applicable

         Robert T. Solmson        Not applicable                             Not applicable

         (d) During the last five years, no member of the Reporting Group has been convicted in a criminal proceeding.

         (e) During the last five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Each member of the Reporting Group is a citizen of the United States of America.





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


Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction.

         In response to this item, Mr. Solmson expressly incorporates by reference information disclosed in his Schedule 13D relating to Doubletree Corporation filed on March 8, 1996.

Item 5.  Interest in Securities of the Issuer.

         (a)(b) The number of shares of the Common Stock beneficially owned by each member of the Reporting Group is set forth below. Each member of the Reporting Group has sole voting and investment power over shares of the Doubletree Common Stock beneficially owned by him or her. Each member of the Reporting Group disclaims beneficial ownership of shares of the Doubletree Common Stock held by other members of the Reporting Group.

                 Name             Number of Shares                  Percent*
                 ----             ----------------                  -------
         Robert M. Solmson        442,073 (1)                       1.96%
         Jacilyn Solmson           22,526 (2)                        .10%
         Kimberly A. Solmson       21,155 (3)                        .09%
         Robert T. Solmson         21,155 (4)                        .09%

- -------------------
         * Based on 22,509,686 shares of Common Stock outstanding on May 24,
1996.

         (1) 95,595 shares are held by Montgomery Securities, as escrow agent pursuant to an Escrow Agreement dated February 27, 1996 entered into in connection with the Merger (the "Escrow Agreement"). The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Mr. Solmson.
Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Mr. Solmson has sole voting power with respect to his shares held in escrow.

         (2) 4,871 shares are held by Montgomery Securities pursuant to the Escrow Agreement. The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Mrs. Solmson. Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Mrs. Solmson has sole voting power with respect to her shares held in escrow.

         (3) 5,175 shares are held by Montgomery Securities pursuant to the Escrow Agreement. The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Ms. Solmson. Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Ms. Solmson has sole voting power with respect to her shares held in escrow.

         (4) 5,175 shares are held by Montgomery Securities pursuant to the Escrow Agreement. The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Mr. Solmson. Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Mr. Solmson has sole voting power with respect to his shares held in escrow.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In response to this item, Mr. Solmson expressly incorporates by reference information disclosed in his Schedule 13D relating to Doubletree Corporation filed on March 8, 1996.

Item 7.  Material to be Filed as Exhibits.

         N/A





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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  June 17, 1996             /s/ Robert M. Solmson
      -----------------           ----------------------------------
                                  Robert M. Solmson





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